Exhibit 23.1

CONSENT OF INDEPENDENT AUDITORS

We consent to the inclusion in this Registration Statement on Amendment No.7 to Form S-4 of Alberton Acquisition Corporation (the “Company”) of our report dated March 17, 2022, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to the balance sheets of the Company as of December 31, 2021 and 2020, and the related statements of operations, changes in shareholders’ deficit, and cash flows for each of the years in the two-year period ended December 31, 2021, included in this Registration Statement. We also consent to the reference to us under the heading “Experts” in the Registration Statement.

/s/ Friedman LLP

New York, New York

March 25, 2022